Exhibit 1

For Immediate Release	27 May 2015

WPP PLC (“WPP”)

Mirum launches in Germany through the acquisition of RSK

WPP announces that Mirum (the global digital agency that is part of J. Walter Thompson Company) has acquired a majority stake in RSK Group AG (“RSK”), a full-service digital marketing agency.

RSK is one of Germany’s leading independent full-service digital agencies and offers cross-media services including e-Commerce solutions, websites and mobile marketing. Clients include RCI Banque Germany, Toshiba, 3M and Nestlé.

RSK employs 25 people and is headquartered in Dusseldorf. Post-acquisition, RSK will rebrand as Mirum and will continue to be led by RSK founder and current CEO Christoph Eßer.

RSK’s unaudited revenues for the year ended 31 December 2014 were approximately EUR 2.3 million, with gross assets at the same date of approximately EUR 1.0 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Germany is WPP’s fourth largest market after the US, UK and Greater China. Collectively, WPP companies (including associates) in Germany generate revenues of US$1.4 billion and employ around 7,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP